

March 13, 2025

Ivica Krolo
Chief Financial Officer
Birkenstock Holding plc
1-2 Berkeley Square
London W1J 6EA , United Kingdom

> **Re: Birkenstock Holding plc**
> **Form 20-F for the Fiscal Year Ended September 30, 2024**
> **File No. 001-41836**

Dear Ivica Krolo:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended September 30, 2024
Item 5. Operating and Financial Review and Prospects
A. Operating Results, page 60

1. We note your key financial highlight of ASP and discussions of ASP growth in your revenues by channel and segment comparisons, which appears to be a metric. Please revise your disclosures to properly identify ASP as a metric, if true, and provide all disclosures consistent with the guidance in SEC Release No. 33-10751. Additionally, tell us your consideration for disclosing ASP and the number of footwear pairs sold by channel and segment.

B. Liquidity and Capital Resources
Effects of Foreign Currency Fluctuation, page 76

2. We note your disclosures of constant currency revenue and currency revenue growth. We also note that you generate a significant portion of your expenses in currencies other than the Euro. Please tell us your consideration for a similar disclosure as it relates to your expense line items.

<u>Item 15. Controls and Procedures</u>
<u>Attestation Report of the Registered Independent Public Accounting Firm, page 118</u>

3.   We note your disclose that you did not include a report from your Registered Public Accounting Firm regarding internal control over financial reporting due to the transition period established by rules of the SEC for newly public companies. We also note your Form 20-F for the fiscal year ended September 30,2024 is the second annual report you filed after the effective date of your IPO. We further note that on page 46, that your independent registered public accounting firm must attest to and report on the effectiveness of your internal control over financial reporting when you no longer meet the definition of a non-accelerated filer, which you expect to be the case for the year ending September 30, 2025. Please tell us how you determined your non-accelerated filer status as noted on your cover page at September 30, 2024.

<u>General</u>

4.   Please provide us with your analysis as to how you determined that you are currently a foreign private issuer and at September 30, 2024. In this regard, we note your statement on page 196, that, "As of November 30, 2024, you estimated that approximately 98% of our outstanding ordinary shares were held by 15 U.S shareholders of record. Further, your table on page 94 shows J. Michael Chu, Director, beneficially owning 72% of your ordinary shares and appears to be as a resident of the United States. Refer to the definition of foreign private issuer under Exchange Act Rule 3b-4(c).

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Melissa Gilmore at 202-551-3777 or Kevin Woody at 202-551-3629 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing